SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2016

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement in Relation to Resignation of Independent Non-Executive Director and Adjustment to the Composition of Nomination Committee and Remuneration Committee, dated May 26, 2016	A-1

1.2	List of Directors and Their Role and Function, dated May 26, 2016	B-1

1.3	Announcement, dated May 26, 2016	C-1

1.4	Term of Reference of the Nomination Committee, dated May 26, 2016	D-1

1.5	Term of Reference of the Remuneration Committee, dated May 26, 2016	E-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	the Company’s business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	the Company’s operations and prospects;

•	the Company’s network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	the Company’s provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;

•	the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support the Company’s provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from the Company’s investment in and any arrangements with China Tower Corporation Limited;

•	the expected benefit from the Company’s acquisition and planned integration of certain assets, businesses and related liabilities and employees from China Tietong Telecommunications Corporation;

•	the expected impact of the implementation in Mainland China of value-added tax, the policy of “speed upgrade and tariff reduction” on the Company’s business, financial condition and results of operations;

•	the expected impact of tariff changes on the Company’s business, financial condition and results of operations;

•	the expected impact of new service offerings on the Company’s business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond the Company’s control. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	May 27, 2016	By:	/s/ Li Yue
			Name:	Li Yue
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

AND

ADJUSTMENT TO THE COMPOSITION OF NOMINATION

COMMITTEE AND REMUNERATION COMMITTEE

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) announces that Dr. Lo Ka Shui (“Dr. Lo”) has resigned from his positions as an Independent Non- Executive Director (“INED”) of the Company as well as the Chairman and a member of the Nomination Committee and the Remuneration Committee of the Company by reason of his desire to focus on his own company’s businesses, with effect from 26 May 2016. Dr. Lo has confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board of the Company further announces that as reviewed and approved by the Board, Dr. Moses Cheng Mo Chi, an INED of the Company, has been appointed as the Chairman and a member of the Remuneration Committee, and Mr. Paul Chow Man Yiu, also an INED of the Company, has been appointed as the Chairman and a member of the Nomination Committee as well as a member of the Remuneration Committee. The above appointments are effective from

26 May 2016.

The Board takes this opportunity to acknowledge Dr. Lo’s contributions to the Company with the highest regard and deepest gratitude.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 26 May 2016

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

A-1

Exhibit 1.2

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

LIST OF DIRECTORS AND THEIR ROLE AND FUNCTION

The members of the board of Directors (“Board”) of China Mobile Limited are set out below:–

Executive Directors

Mr. SHANG Bing

(Executive Director & Chairman)

Mr. LI Yue

(Executive Director & Chief Executive Officer)

Mr. XUE Taohai

(Executive Director, Vice President & Chief Financial Officer)

Mr. SHA Yuejia

(Executive Director & Vice President)

Mr. LIU Aili

(Executive Director & Vice President)

Independent Non-Executive Directors

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

There are three Board committees. The compositions of the Board committees are set out below:–

Audit Committee

Mr. Frank WONG Kwong Shing (Chairman)

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

Remuneration Committee

Dr. Moses CHENG Mo Chi (Chairman)

Mr. Frank WONG Kwong Shing

Mr. Paul CHOW Man Yiu

Nomination Committee

Mr. Paul CHOW Man Yiu (Chairman)

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Hong Kong, 26 May 2016

B-1

Exhibit 1.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNUAL GENERAL MEETING HELD ON THURSDAY, 26 MAY 2016

POLL RESULTS

The poll results in respect of the resolutions proposed at the Annual General Meeting (the “AGM”) of China Mobile Limited (the “Company”) held on Thursday, 26 May 2016 at 10:00 a.m. in the Conference Room, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong are as follows:

Resolutions passed at the AGM		No. of Votes (%)
		For	Against
1	To receive and consider the audited financial statements and the Reports of the Directors and Auditors of the Company and its subsidiaries for the year ended 31 December 2015.	18,618,051,120 (99.9984)	295,265 (0.0016)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
2	To declare a final dividend for the year ended 31 December 2015 (the “2015 Final Dividend”).	18,636,348,430 (99.9992)	158,227 (0.0008)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Resolutions passed at the AGM		No. of Votes (%)
		For	Against
3	(i) To re-elect Mr. Shang Bing as an executive director of the Company.	18,446,797,313 (99.0358)	179,595,516 (0.9642)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(ii) To re-elect Mr. Li Yue as an executive director of the Company.	18,558,744,810 (99.6082)	73,005,088 (0.3918)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(iii) To re-elect Mr. Sha Yuejia as an executive director of the Company.	16,432,370,476 (88.8288)	2,066,555,212 (11.1712)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(iv) To re-elect Mr. Liu Aili as an executive director of the Company.	18,538,024,004 (99.4970)	93,713,389 (0.5030)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the directors to fix their remuneration.	18,623,953,087 (99.9326)	12,554,405 (0.0674)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Resolutions passed at the AGM		No. of Votes (%)
		For	Against
5	To give a general mandate to the directors of the Company to buy back shares in the Company not exceeding 10% of the number of issued shares in accordance with ordinary resolution number 5 as set out in the notice of the AGM.	18,614,859,598 (99.9123)	16,346,502 (0.0877)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
6	To give a general mandate to the directors of the Company to issue, allot and deal with additional shares in the Company not exceeding 20% of the number of issued shares in accordance with ordinary resolution number 6 as set out in the notice of the AGM.	15,558,041,566 (84.6627)	2,818,462,989 (15.3373)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
7	To extend the general mandate granted to the directors of the Company to issue, allot and deal with shares by the number of shares bought back in accordance with ordinary resolution number 7 as set out in the notice of the AGM.	15,675,908,942 (85.2916)	2,703,277,178 (14.7084)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

As at the date of the AGM, the number of issued shares of the Company was 20,475,482,897 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. No shareholders were required to abstain from voting on the resolutions proposed at the AGM.

Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for the vote-taking at the AGM.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON- RESIDENT ENTERPRISE IN RESPECT OF THE 2015 FINAL DIVIDEND

Reference is made to the announcement of the Company dated 17 March 2016 in relation to closure of register of members and withholding and payment of enterprise income tax for non-resident enterprises in respect of the 2015 Final Dividend.

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax when it distributes the 2015 Final Dividend to its non-resident enterprise shareholders (including HKSCC Nominees Limited (“HKSCC”)), and the withholding and payment obligation lies with the Company. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2015 Final Dividend after withholding for payment the 10 per cent. enterprise income tax.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 26 May 2016

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

Exhibit 1.4

CHINA MOBILE LIMITED

Nomination Committee

Members:	Mr. Paul Chow Man Yiu (Chairman)

Mr. Frank Wong Kwong Shing

Dr. Moses Cheng Mo Chi

Terms of Reference

Members

1.	The members of the Nomination Committee shall be appointed by the board of directors from amongst the independent non-executive directors.

2.	The chairman of the Nomination Committee shall be appointed by the board of directors.

3.	The quorum for meetings of the Nomination Committee shall be two members.

Secretary

4.	The company secretary shall be the secretary of the Nomination Committee.

Frequency of meetings

5.	The Nomination Committee shall meet at least once a year.

Consultation

6.	The board of directors authorises the Nomination Committee to seek appropriate independent professional advice at the Company’s expense within or outside the Group as the Nomination Committee deems necessary.

D-1

Duties

7.	The duties of the Nomination Committee are:

•	to review the structure, size and composition (including the skills, knowledge and experience) of the board of directors at least annually and make recommendations on any proposed changes to the board of directors to complement the Company’s corporate strategy;

•	to identify individuals suitably qualified to become board members and select or make recommendations to the board of directors on the selection of, individuals nominated for directorships;

•	to assess the independence of independent non-executive directors;

•	to make recommendations to the board of directors on the appointment or re-appointment of directors and succession planning for directors, in particular the Chairman and the Chief Executive Officer; and

•	to report to the board of directors on its decisions or recommendations, unless there are legal or regulatory restrictions.

Minutes of meetings

8.	Minutes of meetings of the Nomination Committee shall be sent to all members of the board of directors.

Performance review

9.	The Nomination Committee shall review its performance annually with reference to the authorities and duties set out herein.

D-2

Exhibit 1.5

CHINA MOBILE LIMITED

Remuneration Committee

Members:	Dr. Moses Cheng Mo Chi (Chairman)

Mr. Frank Wong Kwong Shing

Mr. Paul Chow Man Yiu

Terms of Reference

Members

1.	The members of the Remuneration Committee shall be appointed by the board of directors from amongst the independent non-executive directors.

2.	The chairman of the Remuneration Committee shall be appointed by the board of directors.

3.	The quorum for meetings of the Remuneration Committee shall be two members.

Secretary

4.	The company secretary shall be the secretary of the Remuneration Committee.

Attendance

5.	The Chief Executive Officer shall be invited to attend Remuneration Committee meetings to discuss the performance and remuneration proposals of executive directors and where necessary, make recommendations.

6.	The Chief Executive Officer shall report to the Remuneration Committee any material changes within the Group which may affect the remuneration structure and terms and conditions of other senior management.

Frequency of meetings

7.	The Remuneration Committee shall meet at least once a year.

E-1

Consultation

8.	The board of directors authorises the Remuneration Committee to seek appropriate independent professional advice at the Company’s expense within or outside the Group as the Remuneration Committee deems necessary.

Duties

9.	The duties of the Remuneration Committee are:

•	to make recommendations to the board of directors on the remuneration packages of individual executive directors and senior management, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the board of directors on the remuneration of non-executive directors. The Remuneration Committee should consider salaries paid by comparable companies, time commitment and responsibilities and employment conditions elsewhere in the Group;

•	to review and approve the management’s remuneration proposals with reference to corporate goals and objectives resolved by the board of directors from time to time;

•	to review and approve compensation payable to executive directors and senior management for any loss or termination of office or appointment to ensure that it is consistent with contractual terms and is otherwise fair and not excessive;

•	to review and approve compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that they are consistent with contractual terms and are otherwise reasonable and appropriate;

•	to ensure that no director or any of his associates is involved in deciding his own remuneration;

•	to make recommendations to the board of directors on the Company’s policy and structure for remuneration of all directors, senior management and employees including salaries, incentive schemes and other share option schemes, and on the establishment of a formal and transparent procedure for developing remuneration policy;

•	to make recommendations to the board of directors on disclosure of directors’ remuneration (including policy for the remuneration of executive directors, details of remuneration of certain individuals and other terms and conditions) in the annual report on directors’ remuneration (if applicable) sent by the board of directors to the shareholders;

E-2

•	to make recommendations to the board of directors annually on whether the shareholders shall be requested to approve the policies set out in the report on directors’ remuneration (if applicable) at the annual general meeting of the Company; and

•	report to the board of directors on its decisions or recommendations, unless there are legal or regulatory restrictions.

Minutes of meetings

10.	Minutes of meetings of the Remuneration Committee shall be sent to all members of the board of directors.

Performance review

11.	The board of directors shall review the performance of the Remuneration Committee regularly with reference to the authorities and duties set out herein.

E-3